December 6, 2007

VIA EDGAR CORRESPONDENCE FILING, FACSIMILE AND FEDERAL EXPRESS
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Investors Title Company (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 9, 2007 File No. 0-11774

Dear Mr. Rosenberg:

We have reviewed the comments on our above referenced filing in your letter dated November 21, 2007.  Investors Title Company’s response to the Commission’s comments is as follows. A courtesy copy of this letter is being submitted to the Staff by facsimile delivery. The Company’s responses are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

The Company intends to provide the additional disclosures noted below in its Form 10-K for the year ended December 31, 2007.  The Company believes the additional disclosures provided below would not materially alter the information provided in the 2006 Form 10-K as originally filed.

Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1
Critical Accounting Estimates and Policies, page 2
Reserve for Claim Losses, page 2

Comment 1:
We believe that reference to an independent actuary requires the consulting firm be named in a ’34 Act filing.  Additionally, if the Form 10-K is incorporated by reference into a ’33 Act registration statement, a consent from the actuary must be provided in the ’33 Act registration statement.

Letter to Jim B. Rosenberg
December 6, 2007

Response:
This item responds to comments received during a discussion with Ibolya Ignat of the SEC Staff on November 29, 2007 regarding the Company’s reference to an independent actuary.  In future SEC filings, the Company will omit the specific words “independent” or “external” when referring to its actuary.

Comment 2:
Please revise your disclosures to identify and describe the key assumptions that materially affect the reserve estimate in addition to discussing the factors considered in recording the expected liability for claims.  For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.  This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions in light of the difference between the anticipated and actual loss emergences experienced.  Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response:
As disclosed in the Company’s Management’s Discussion and Analysis included in Form 10-K for the year ended December 31, 2006, management considers factors such as historical claims experience, case reserve estimates on reported claims, large claims and other relevant factors in determining its loss provision rates and the expected liability for claims.

The Company initially reserves for each known claim based upon an assessment of specific facts and updates the reserve amount as necessary over the course of administering each file.  In determining its incurred but not reported claims (“IBNR”), the Company assumes future losses will be consistent with historical data, unless factors become known which indicate otherwise.  Loss ratios for earlier years tend to be more reliable than recent policy years as they are more fully developed.  Management also relies on historical loss emergence and premium volume in estimating loss ratios.  In making estimates, the Company determines a loss provision rate, which it then applies to net premiums written in calculating its loss provision.  Provisions for title losses, as a percentage of net premiums written, were 10.5%, 10.7% and 11.1% for the years ended December 31, 2006, 2005 and 2004, respectively.  Actual loss development is the primary reason for increases or decreases in the Company’s loss provision rate.   In establishing reserves, the Company compares the actuarial projections with the reserves recorded by the Company to evaluate the adequacy of such recorded claims reserves and any necessary adjustments are then recorded in current operations.

The key assumptions that materially affect the reserve estimates follow:

The Company assumes the aggregate reported liability for known claims and IBNR, in the aggregate, will be comparable to its historical claims experience unless factors, such as loss experience, change significantly.  The factors the Company considered did not cause any of its key assumptions to change from assumptions used in the immediately preceding period, as its loss ratio as a percentage of its net premiums written remained relatively constant.  Also affecting the Company’s assumptions are large losses related to fraud and defalcation, as these can cause significant variances in loss emergence patterns which could significantly impact the claims provision.

Letter to Jim B. Rosenberg
December 6, 2007

As disclosed in the Company’s Management's Discussion and Analysis included in Form 10-K for the year ended December 31, 2006, the Company utilizes an actuary to analyze its claims reserves.  The methods used by the actuary to establish reserves are loss development methods, expected loss methods, and Cape Cod methods, all of which are accepted actuarial methods used to estimate ultimate losses and, therefore, loss reserves.  In the loss development method, each policy year’s paid or incurred losses are projected to an “ultimate” level using loss development factors.  In the Cape Cod method, expected losses for one policy year are estimated based on the loss results for the other policy years, trended to the level of the policy year being estimated.  Expected loss methods produce more stable ultimate loss estimates than do loss development methods, which are more responsive to the current loss data.  The Cape Cod method, a special case of the Bornhuetter-Ferguson, blends the results of the loss development and expected loss methods.  For the more recent policy years, more weight is given to the results of the expected loss methods.  For the older policy years, more weight is given to the loss development method results.

The key actuarial assumptions are principally loss development factors and expected loss ratios.  The selected loss development factors are based on a combination of the Company’s historical loss experience and title industry loss experience.  Expected loss ratios are estimated for each policy year based on the Company’s own experience and title industry loss ratios.  When updated data is incorporated into the actuarial models, the resulting loss development factors and expected loss ratios will likely change from the prior values.  Changes in these values from 2005 to 2006 have been the result of actual Company and industry experience during the calendar year and not to any explicit changes in assumptions.

Movements in the reserves related to prior periods were primarily the result of changes to estimates to better reflect the latest reported loss data, rather than a result of material changes to underlying key actuarial assumptions or methodologies.  In calendar year 2006, the Company incurred lower than expected claims payments for policy year 2005.   In calendar year 2005, the Company incurred lower than expected claims payments for policy year 2003.  Since the favorable variances for policy years 2005 and 2003 relate to recent policy years and are therefore not fully developed, there will be further development, and it could be favorable or unfavorable.

In recent years, the Company has consistently followed the same methodology for estimating loss reserves.  The loss provision rate is set to provide for losses on current year policies and to provide for estimated positive or negative development on prior year loss estimates.  The Company continually updates and refines its reserve estimates as current experience develops and credible data emerges.  Changes in the expected liability for claims for prior periods reflect the uncertainty of the claim environment, as well as the limited predicting power of historical data.  Adjustments may be required as new information develops which varies from past experience.

Letter to Jim B. Rosenberg
December 6, 2007

Comment 3:	It appears that you have significantly revised your provision for losses of insured events of prior years. Please revise your disclosures to explain the reasons for your change in estimate:
•
Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

•	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response:
Movements in the reserves related to prior periods were primarily the result of changes to estimates to better reflect the latest reported data, rather than as a result of material changes to underlying key actuarial assumptions or methodologies.  Such changes include payments on claims closing during the year, new details that emerge on still-open cases that cause claims adjusters to increase or decrease the case reserve and the impact that these types of changes have on the Company’s total loss provision or IBNR.  The change in estimate for calendar year 2006 resulted primarily from lower than expected claims payments for policy year 2005 and the change for calendar year 2005 resulted primarily from lower than expected claim payments for policy year 2003.

As the latest available claims experience develops and new information becomes available, the loss reserve estimate related to prior periods will change to more accurately reflect updated and improved emerging data.  By their nature, title claims can often be complex, vary greatly in dollar amounts, vary in number due to economic and market conditions, such as an increase in mortgage foreclosures, and involve  uncertainties as to ultimate exposure.  The payment experience may extend for more than twenty years after the issuance of a policy.  In addition, some claims may require a number of years to settle and determine the final liability for indemnity and loss adjustment expense.  Therefore, title insurance reserve estimates are subject to a significant degree of inherent variability. Although the Company believes that the reserve for policy and contract claims is reasonable, it is possible that its actual incurred policy and contract claims will not conform to the assumptions inherent in the determination of these reserves.  Accordingly, the ultimate settlement of policy and contract claims may vary from the reserve estimates included in the Company’s financial statements. The Company reflects any adjustments to reserves in the results of operations in the period in which new information (principally claims experience) becomes available.

In the process of responding to this review letter, the Company discovered that in Footnote 6 to the 2006 Consolidated Financial Statements, the amounts presented for the year ended December 31, 2006 misclassified $618,965 of current year provision in the prior years’ provision.  The current year provision for 2006 should have been $9,845,776 rather than $9,226,811 and the prior years’ provision should have been ($2,440,565) rather than ($1,821,600).  The total 2006 provision charged to operations remained the same at $7,405,211.  Since the Company’s total provision did not change and the Company does not believe the misclassification is material, the Company intends to properly classify this amount in its Form 10-K for the year ended December 31, 2007.

Letter to Jim B. Rosenberg
December 6, 2007

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page 16, Note 6
Reserves for Claims, page 22

Comment 4:
Please revise your disclosures to include a discussion of the reasons for the changes in incurred claims and claim adjustment expenses recognized in the income statement attributable to insured events of prior fiscal years for all periods presented in accordance with paragraph 11 of SOP 94-5.  Indicate whether additional premiums or return premiums have been accrued as a result of the prior-year effects.

Response:
The Company continually refines its reserve estimates as current loss experience develops and credible data emerges.  Movements in the reserves related to prior periods were primarily the result of changes to estimates to better reflect the latest reported loss data.  Lower than expected loss payment experience was the primary reason for decreases in the Company’s loss provision in prior years.

The change in estimate for calendar year 2006 resulted primarily from lower than expected claims payments for policy year 2005 and the change in estimate for calendar year 2005 resulted primarily from lower than expected claim payments for policy year 2003.  Due to variances between actual and expected loss payments, loss development is subject to significant variability.

Title insurance, unlike other forms of insurance, only requires a one-time premium for continuous coverage; therefore, no additional premiums or return premiums have been accrued as a result of the prior-year effects.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 919-968-2200 if you have further questions or comments.

Sincerely,
/s/ James A. Fine, Jr.
James A. Fine Jr.
President and CFO

cc:             Ibolya Ignat, Staff Accountant (via facsimile)
                  Securities and Exchange Commission